UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 001-34667

SEADRILL LIMITED

Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated April 28, 2016, announcing the Company has filed its annual report on Form 20-F for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)
Dated: April 29, 2016
By:  /s/ Georgina Sousa
      Georgina Sousa
       Secretary

EXHIBIT 99.1

SDRL - Filing of 2015 Annual Report on Form 20-F

Hamilton, Bermuda, April 28, 2016 - Seadrill Limited ("Seadrill or the Company") announces that it has filed its annual report on Form 20-F for the year ended December 31, 2015 with the Securities and Exchange Commission in the U.S.

The report may be accessed on the Company's website, www.seadrill.com, or on the website of the U.S. Securities and Exchange Commission, www.sec.gov.

Shareholders may also request a hard copy of the Annual Report, which includes the Company's complete 2015 audited financial statements, free of charge, by sending an email to: ir@seadrill.com

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.